UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 15, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Nielsen Holdings plc

File No. 001-35042 - CF#35889

_____

Nielsen Holdings plc submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 8, 2018.

Based on representations by Nielsen Holdings plc that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), and information contained in personnel, medical or similar files that if disclosed would constitute an unwarranted invasion of privacy under the Freedom of Information Act, 5 U.S.C. 552(b)(6), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.11(a)   through December 31, 2025

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary